Shareholder Meeting Results (Unaudited)

June 14, 2017 meeting

A proposal to approve an agreement and plan of reorganization providing for the transfer of all of the assets of Putnam Michigan Tax Exempt Income Fund to Putnam Tax Exempt Income Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam Tax Exempt Income Fund and the assumption by Putnam Tax Exempt Income Fund of all of the liabilities of Putnam Michigan Tax Exempt Income Fund, and the distribution of these shares to the shareholders of Putnam Michigan Tax Exempt Income Fund in complete liquidation of Putnam Michigan Tax Exempt Income Fund was approved as follows:

	Votes for	Votes against	Abstentions
	 3,522,531 	 564,736 	 322,427

All tabulations are rounded to the nearest whole number.